BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general that, on August 3rd, 2021, it became aware through a publication on the website of the General Administration of Customs of the People's Republic of China (GACC), regarding the suspension of the Lucas do Rio Verde-MT plant from exporting pork meat to this country, as of the date hereof.

The Company informs that it will take the appropriate measures to reverse the situation with the Chinese and Brazilian authorities, noting that so far it has not been officially notified.

BRF reassures its commitment to the highest standards of quality and safety and will keep its shareholders and the market duly informed of any relevant developments in relation to this notice.

São Paulo, August 3rd, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.